October 16, 2006

Via Federal Express and EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F St. NE

Washington, D.C. 20549

Re:          BPZ Energy, Inc.

Amendment No. 1 to Registration Statement on

Form S-1/A

Filed September 27, 2006

File No. 333-126934

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Filed March 31, 2006

Forms 10-QSB for the Fiscal Quarters Ended

March 31, 2006, and June 30, 2006

Response Letter Dated September 26, 2006

File No. 0-29098

Dear Mr. Schwall:

Set forth below are the responses of BPZ Energy, Inc. (the “Company”) to the comments contained in your letter dated October 10, 2006 regarding the Company’s above referenced filings.  For your convenience, we have repeated in bold type the comments exactly as set forth in the October 10, 2006 letter.  The Company’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

Form S-1/A Filed September 27, 2006

1.                                      Please monitor your requirement to update your financial statements in your next amendment.

Response:

Noted.

2.                                      Please provide updated consents with your next amendment.

Response:

Updated consents have been provided.

Financial Statements

Consolidated Statements of Cash Flows, pg F-34

3.                                      It appears that the information contained in your Statement of Cash Flows for fiscal 2005 and from inception through December 31, 2005, does not agree in all instances to the audited financial statements presented in your Form 10-KSB/A for those same periods.  Please tell us why the amounts presented are different.  We further note that the cash flow data presented in your selected financial data does agree to your Form 10-KSB.

Response:

The Company’s Statement of Cash Flows for fiscal year 2005 and from inception through December 31, 2005 presented in its Form S-1/A is correct.  The Company has made the necessary corrections to its Statement of Cash Flows in its amended Form 10-KSB/A and to its cash flow data in the selected financial data in its amended Form S-1/A.

Note 1 — Basis of Presentation and Significant Accounting Policies

September 2006 Restatement

Effects of Restatement, page F-37

4.                                      It appears the earnings (loss) per diluted share presented in your Form S-1, do not agree to the amounts depicted in your Form 10-KSB for the same periods and restatement items.  Please explain the difference.

Response:

The Company’s earnings (loss) per diluted share presented in its Form S-1/A is correct.  The Company has made the necessary corrections to the reported earnings (loss) per diluted share in its amended Form 10-KSB/A.

Selected Cash Flow Data, page F-42

5.             It appears the selected cash flow data is presented twice.  Please remove redundant disclosure.

Response:

The Company has removed the redundant selected cash flow data in its amended Form S-1/A.

Note 2 — Navidec Merger — page F-48

6.             It appears certain footnote disclosure presented below your tabular presentation of the merger-related transactions is not consistent between your documents.  Please modify your disclosures accordingly.

Response:

The Company has modified its footnote disclosures below the tabular presentation of the merger-related transactions in order to make the related disclosures in its amended Form 10-KSB/A and its amended Form S-1/A consistent.

Note 11 — Commitments and Contingencies, page F-56

7.             It appears your disclosure has been modified to omit the contingency disclosure contained in your Form 10-KSB/A, regarding the financing activity matters.  Please tell us why you have modified your footnotes to exclude this disclosure.

Response:

The Company has complied with this comment and request by including the following paragraph regarding financing activities in its amended Form S-1/A.

“Financing Activities

In connection with the March 10, 2006 private placement of 1,670,000 common shares, the Company was obligated to prepare and file with the SEC a Registration Statement on Form SB-2 within sixty days, and to use its best efforts to cause the Registration Statement to be declared effective by the SEC no later than ninety days, from March 8, 2006. If the Registration Statement is not filed, or declared effective by May 9, 2006, the Company will be liable to the Investors for liquidated damages in an amount equal to 1.0% of the purchase price of the shares, approximately $50,100, for each thirty day period until the Registration Statement is declared effective by the SEC. Such liquidated damages are payable in common stock or cash at the Company’s sole discretion. As of the date of this filing, the Registration Statement has not been declared effective by the SEC.”

We appreciate your consideration of this response.  If you have further questions or comments, please contact the undersigned at (713) 308-0109.

Very truly yours,

ADAMS AND REESE LLP

Mark W. Coffin

MWC/ske

420542-2

cc:	Ms. Mellissa Campbell Duru
Mr. Kevin Stertzel
Ms. Jill Davis
United States Securities and Exchange Commission

Mr. Manuel Zuñiga
Mr. Ed Caminos
BPZ Energy, Inc.

Mr. David C. Baggett
Opportune LLP